UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Vasta Platform Limited

(Name of Issuer)

Class A common shares, US$0.00005 par value per share

(Title of Class of Securities)

G9440A109

(CUSIP Number)

December 31, 2021

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. G9440A109	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G

CUSIP No. G9440A109	Page 3 of 5 Pages

Item 1(a) Name of Issuer

Vasta Platform Limited

Item 1(b) Address of Issuer’s Principal Executive Offices

Av. Paulista, 901, 5th Floor

Bela Vista, São Paulo—SP

CEP 01310-100, Brazil

Item 2(a) Name of Persons Filing

GIC Private Limited (“GIC”)

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

Singapore

Item 2(d) Title of Class of Securities

Class A common shares, US$0.00005 par value per share

Item 2(e) CUSIP Number

G9440A109

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

Ownership information with respect to GIC Private Limited is incorporated by reference through items (5) through (9) and (11) of the cover page.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, GIC has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

SCHEDULE 13G

CUSIP No. G9440A109	Page 4 of 5 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. G9440A109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of dated.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President
Date:	February 10, 2022

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President
Date:	February 10, 2022